December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (212) 484-7160

Mr. Richard D. Parsons
Chief Executive Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

> **Re:** **Time Warner Inc.**
> **Definitive 14A**
> **Filed April 9, 2007**
> **File No. 001-15062**

Dear Mr. Parsons:

We have reviewed your response letter dated October 19, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 11. Please confirm that you will incorporate this supplemental information into future filings.

2. While we note your response to prior comment 13, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.   Please refer to prior comment 13 for additional guidance, as appropriate.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor